

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

<u>Via E-mail</u>
Edward J. DiMaria
Senior Vice President-Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

> **Re:** **Bankrate, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 31, 2011**
> **File No. 333-173550**

Dear Mr. DiMaria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. Please disclose, in this section and in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," the details regarding the revolving credit facilities that are discussed in "Description of Indebtedness—Revolving Credit Facilities."

<u>Compensation Discussion and Analysis, page 96</u>

<u>Compensation Program Following the Offering, page 103</u>

<u>Grant of Equity Awards, page 103</u>

2. Please disclose whether the vesting schedule for the restricted stock granted to Messrs. Evans, DiMaria, Hoogterp, Ricciardelli and Ross will be one year or two years.

Additionally, please also clarify whether the vesting schedule for the options is ratably or non-ratably over four years, and if the latter, then disclose the specific vesting schedule. Please also clarify how the exercise price for the options will be determined.

Principal and Selling Stockholders, page 116

3. Please disclose via footnote how the stockholders identified under "Other Selling Stockholders" in the beneficial ownership and selling stockholders table acquired their shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Benjamin M. Roth
        Wachtell, Lipton, Rosen & Katz